Exhibit 8.1

List of Significant Subsidiaries, VIEs and Subsidiaries of VIEs

Significant Subsidiaries	Place of Incorporation
Tencent Music Entertainment Hong Kong Limited	Hong Kong
Tencent Music (Beijing) Co., Ltd.	PRC
Yeelion Online Network Technology (Beijing) Co., Ltd.	PRC
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd.	PRC

VIEs	Place of Incorporation
Guangzhou Kugou Computer Technology Co., Ltd.	PRC
Beijing Kuwo Technology Co., Ltd.	PRC
Xizang Qiming Music Co., Ltd.	PRC

Subsidiaries of VIEs	Place of Incorporation
Tencent Music Entertainment (Shenzhen) Co., Ltd.	PRC